November 30, 2018

Or Eisenberg
Acting Chief Executive Officer and Chief Financial Officer
Wize Pharma, Inc.
24 Hanagar Street
Hod Hasharon, Israel
4527708

       Re: Wize Pharma, Inc.
           Registration Statement on Form S-1
           Filed November 21, 2018
           File No. 333-228516

Dear Mr. Eisenberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc:    Gregory Sichenzia, Esq.